Exhibit 99.3

Vertical Aerospace Ltd.

Unaudited Condensed Consolidated Interim Financial Information for the six months ended June 30, 2024 and June 30, 2023

Contents

Unaudited Condensed Consolidated Interim Statements of Income and Comprehensive Income for the six months periods ended June 30, 2024 and June 30, 2023	2

Unaudited Condensed Consolidated Interim Statements of Financial Position as of June 30, 2024 and December 31, 2023	3

Unaudited Condensed Consolidated Interim Statements of Cash Flows for the six months periods ended June 30, 2024 and June 30, 2023	4

Unaudited Condensed Consolidated Interim Statements of Changes in Equity for the six months periods ended June 30, 2024 and June 30, 2023	5

Notes to the Unaudited Condensed Consolidated Interim Financial Information	6

Vertical Aerospace Ltd.

Unaudited Condensed Consolidated Interim Statements of Income and Comprehensive Income

			6 months ended
		6 months ended	June 30,
		June 30,	2023
	Note	2024	(as restated)
		£ 000	£ 000
Research and development expenses	5	(31,951)	(27,500)
Administrative expenses	5	(20,710)	(24,266)
Related party administrative expenses	5	(42)	(42)
Other operating income	4	32,763	2,861
Operating loss		(19,940)	(48,947)
Finance income	6	7,397	32,333
Finance costs	6	(11,026)	(8,140)
Net finance income		(3,629)	24,193
Loss before tax		(23,569)	(24,754)
Income tax credit		6,448	12,984
Net loss for the period		(17,121)	(11,770)
Foreign exchange translation differences		1,162	(6,922)
Total comprehensive loss for the period		(15,959)	(18,692)

		£	£
Basic and diluted loss per share	7	(0.09)	(0.06)

The accompanying accounting policies and notes form an integral part of these consolidated financial statements.

Items of other comprehensive income may be reclassified to profit or loss.

Vertical Aerospace Ltd.

Unaudited Condensed Consolidated Interim Statements of Financial Position

		June 30,	December 31,
	Note	2024	2023
		£ 000	£ 000
Non-current assets
Property, plant and equipment		3,653	3,821
Right of use assets		2,128	2,453
Intangible assets		481	1,018
		6,262	7,292
Current assets
Trade and other receivables	8	20,058	26,413
Restricted cash		1,700	1,700
Cash and cash equivalents		66,786	48,680
		88,544	76,793
Total assets		94,806	84,085
Equity
Share capital	9	17	17
Other reserves	9	97,254	86,757
Treasury share reserve	9	(803)	—
Share premium	9	273,824	257,704
Accumulated deficit		(412,373)	(394,257)
Total equity		(42,081)	(49,779)
Non-current liabilities
Lease liabilities		1,748	1,977
Provisions		327	256
Derivative financial liabilities	13	112,770	109,291
Trade and other payables	10	3,955	3,922
		118,800	115,446
Current liabilities
Lease liabilities		558	643
Warrant liabilities	11	610	907
Trade and other payables	10	16,919	16,868
		18,087	18,418
Total liabilities		136,887	133,864
Total equity and liabilities		94,806	84,085

The accompanying accounting policies and notes form an integral part of these consolidated financial statements.

Vertical Aerospace Ltd.

Unaudited Condensed Consolidated Interim Statements of Cash Flows

			6 months ended
		6 months ended	June 30,
		June 30,	2023
	Note	2024	(as restated)
		£ 000	£ 000
Cash flows from operating activities
Net loss for the period		(17,121)	(11,770)
Adjustments to cash flows from non-cash items
Depreciation and amortization	5	1,094	990
Depreciation on right of use assets	5	326	327
Finance costs/(income)	6	3,629	(24,193)
Share based payment transactions	12	4,785	7,056
Income tax credit		(6,448)	(12,984)
Non-cash gain (settled in treasury shares)		(803)	—
		(14,538)	(40,574)
Working capital adjustments
(Decrease)/increase in trade and other receivables	8	(3,035)	802
Increase/(decrease) in trade and other payables	10	84	(4,603)
Income taxes received		15,838	11,319
Net cash outflow from operating activities		(1,651)	(33,056)
Cash flows from investing activities
Decrease in gross financial assets at amortized cost		—	59,886
Acquisitions of property plant and equipment		(391)	(1,304)
Acquisition of intangible assets		—	(73)
Interest income on deposits		1,168	2,337
Net cash inflow from investing activities		777	60,846
Cash flows from financing activities
Proceeds from issue of shares	9	—	180
Proceeds from issue of shares to related party		15,629	—
Proceeds from issue of warrants to related party		3,907	—
Payments to lease creditors		(396)	(349)
Net cash /(outflow) from financing activities		19,140	(169)
Net increase in cash at bank		18,266	27,621
Cash at bank, beginning of the period		48,680	62,927
Effect of foreign exchange rate changes		(160)	(855)
Cash at bank, end of the period		66,786	89,693

The accompanying accounting policies and notes form an integral part of these Unaudited Condensed Consolidated Interim Statements.

Vertical Aerospace Ltd.

Unaudited Condensed Consolidated Interim Statements of Changes in Equity

		Share	Share	Other	Accumulated
	Note	capital	premium	reserves	deficit	Total
		£ 000	£ 000	£ 000	£ 000	£ 000
At January 1, 2023		16	257,197	94,857	(344,752)	7,318
Loss for the period		—	—	—	(11,770)	(11,770)
Translation differences		—	—	(6,922)	—	(6,922)
Total comprehensive loss		—	—	(6,922)	(11,770)	(18,692)
Share based payment transactions	9, 12	—	—	7,107	—	7,107
Exercise of share options	9, 12	1	641	—	—	642
Transfer of reserves		—	—	(3,874)	3,874	—
At June 30, 2023		17	257,838	91,168	(352,648)	(3,625)

		Share	Share	Treasury	Other	Accumulated
	Note	capital	premium	share reserve	reserves	deficit	Total
		£ 000	£ 000	£ 000	£ 000	£ 000	£ 000
At January 1, 2024		17	257,704	—	86,757	(394,257)	(49,779)
Loss for the period		—	—	—	—	(17,121)	(17,121)
Translation differences		—	—	—	1,162	—	1,162
Total comprehensive loss		—	—	—	1,162	(17,121)	(15,959)
Share based payment transactions	9, 12	—	—	—	4,433	—	4,433
Shares issuances to related party	9	—	15,629	—	—	—	15,629
Issuance of warrants to related party		—	—	—	3,907	—	3,907
Exercise of share options	9	—	491	—	—	—	491
Repurchase of ordinary shares		—	—	(803)	—	—	(803)
Transfer of reserves		—	—	—	995	(995)	—
At June 30, 2024		17	273,824	(803)	97,254	(412,373)	(42,081)

The accompanying accounting policies and notes form an integral part of these consolidated financial statements.

Vertical Aerospace Ltd.

Notes to the Unaudited Condensed Consolidated Interim Financial Information for the six months ended June 30, 2024 and June 30, 2023

1General information

Vertical Aerospace Ltd (the “Company”, or the “Group” if together with its subsidiaries) is incorporated under the Companies Law (as amended) of the Cayman Islands. The address of its principal executive office is: Unit 1 Camwal Court, Bristol, United Kingdom. The Group’s main operations are in the United Kingdom and these financial statements are presented in pounds sterling and all values are rounded to the nearest thousand (£’000) except when otherwise indicated.

These financial statements were approved by the Board of Directors on September 16, 2024.

Principal activities

The principal activity of the Company and its wholly owned subsidiary, Vertical Aerospace Group Ltd (“VAGL”), is the development and commercialization of vertical take-off and landing electrically powered aircraft (“eVTOL”).

2Significant accounting policies

Basis of preparation

This unaudited condensed consolidated interim financial report for the half-year reporting period ended June 30, 2024 has been prepared in accordance with International Financial Reporting Standards (IFRS) applicable to the preparation of interim financial statements, IAS 34 Interim Financial Reporting.

The interim report does not include all the notes of the type normally included in an annual financial report. Accordingly, this report is to be read in conjunction with the annual report for the year ended 31 December 2023.

The accounting policies adopted are consistent with those of the previous financial year.

The unaudited condensed consolidated interim financial report has been prepared on a historical cost basis, as modified by the revaluation of certain financial assets and liabilities (including derivative financial instruments) which are recognized at fair value through profit and loss.

Items included in the unaudited condensed consolidated interim financial report are measured using the currency of the primary economic environment in which the entity and its subsidiaries operate (‘the functional currency’). The financial information is presented in pounds sterling (‘£’ or ‘GBP’), which is the Group’s functional and presentation currency, and all amounts are presented in and rounded to the nearest thousand unless otherwise indicated.

Vertical Aerospace Ltd.

Notes to the Unaudited Condensed Consolidated Interim Financial Information for the six months ended June 30, 2024 and June 30, 2023 (continued)

2Significant accounting policies (continued)

Basis of consolidation

Vertical Aerospace Ltd is the parent of the Group and has 100% ownership interest and voting rights of Vertical Aerospace Group Limited, which is its only material subsidiary.

The consolidated financial statements incorporate the financial positions and the results of operations of the Group. Control is achieved when the Group is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. The financial statements of the subsidiaries are prepared for the same reporting period as the Company using consistent accounting policies. Intercompany transactions, balances and unrealized gains on transactions between Group companies are eliminated.

Significant accounting policies and key accounting estimates

The accounting policies adopted are consistent with those of the previous financial year, with the exception of newly adopted policies as discussed below.

Going concern

Management has prepared a cash flow forecast for the Group and has considered the ability for the Group to continue as a going concern for the foreseeable future, being at least 12 months after the issuance of these financial statements.

The Group is currently in the research and development phase of its journey to commercialize eVTOL technology. Commensurate with being in the development phase, the Group has invested heavily in research to support the development of its aircraft. The Group is not currently generating revenue and has incurred net losses and net cash outflows from operating activities since inception.

As of June 30, 2024, the Group had £66.8 million of cash and cash equivalents on hand and a net shareholder deficit of £42.1 million. As of the issuance of these financial statements, the Group had approximately £48 million of cash and cash equivalents on hand. Management currently projects its net cash outflows from operations within the next 12 months after issuance of these financial statements to be approximately £75 million, which will be used primarily to fund the creation and testing of the prototype aircraft. Accordingly, the Group currently projects that its existing resources will only be sufficient to fund its ongoing operations no longer than into the second quarter of 2025.

The Convertible Senior Secured Notes Indenture contains a covenant requiring the Group to maintain a minimum cash balance of at least $10 million at all times. The Group currently projects that it will breach this covenant in the first quarter of 2025 unless additional capital is raised in a timely manner (see a discussion of the Group’s plans in this regard below). Such a breach, if uncured, would result in an event of default occurring under the Indenture, which would permit the Convertible Senior Secured Notes Investor to accelerate the maturity of the Convertible Senior Secured Notes and ultimately claim against its collateral and/or may cause the Company to declare insolvency and file for bankruptcy, or be forced into involuntary bankruptcy proceedings.

On February 22, 2024 the Company entered into the SF Investment Agreement with Imagination Aero Investments Ltd. (“Imagination Aero”), a company indirectly owned by Stephen Fitzpatrick, pursuant to which Imagination Aero agreed to purchase, and the Company agreed to issue and sell to Imagination Aero, up to $50 million of (i) newly issued ordinary shares and (ii) 50,000,000 SF Warrants, in each case at purchase prices specified in the SF Investment Agreement. In accordance with the SF Investment Agreement, on March 13, 2024, the Company received $25 million in gross proceeds in consideration for newly issued ordinary shares and SF Warrants.

Vertical Aerospace Ltd.

Notes to the Unaudited Condensed Consolidated Interim Financial Information for the six months ended June 30, 2024 and June 30, 2023 (continued)

2Significant accounting policies (continued)

Pursuant to the terms of the SF Investment Agreement, subject to certain conditions, Imagination Aero committed to fund a second tranche of the equity investment in the amount of $25 million, with payment due by August 14, 2024. As of the date of this report, the Company has not received payment of any portion of this amount, which consequently remains outstanding. Unless and until an agreement is reached regarding this outstanding payment, its status remains uncertain.

In connection with the SF Investment Agreement, the Company entered into a letter agreement with Stephen Fitzpatrick, pursuant to which, among other things, the Company granted a veto right to Stephen Fitzpatrick, for so long as he directly or indirectly holds greater than 50% of the Company’s issued and outstanding ordinary shares, over future issuances of shares by the Company that would cause his shareholding to fall below 50.1% (the “Veto Right”) on a fully-diluted basis. Accordingly, certain potential transactions involving equity funding may be vetoed by Mr. Fitzpatrick following approval by the Board. This may impede the ability of the Company to enter into such transactions in a timely manner.

In addition, the Company received a shareholders’ requisition dated August, 30 2024, issued by Mr. Fitzpatrick, in his capacity as the holder of greater than 10.0% of the ordinary shares issued and outstanding of the Company, requesting the directors of the Company to convene an Extraordinary General Meeting for the sole purpose of considering and, if thought fit, passing a number of resolutions to amend the Company’s Amended and Restated Memorandum and Articles of Association (the “Articles”).  Pursuant to its Articles, the Company has issued notice to convene this Extraordinary General Meeting on September 30, 2024. Among other things, the proposed amendments would remove the requirement for any of the directors Mr. Fitzpatrick is entitled to appoint under the Articles to be independent (subject to NYSE minimum independence requirements), and introduce a right for shareholders of the Company holding a majority of the issued and outstanding ordinary shares to remove any director by written instruction. If these amendments are approved by shareholders, and Mr. Fitzpatrick were subsequently to exercise his right as the majority shareholder of the company to remove independent directors from the Board, this may impede the ability of the remaining disinterested members of the Board to negotiate and approve a potential third party investment transaction.

In addition to exploring all options available to it with respect to the second tranche of the Imagination Aero equity investment, the Company is also in discussions regarding potential third party investment. The timely receipt of an amount equal or equivalent to the second tranche of the Imagination Aero equity investment is required for the Group to extend its projected cash runway into the third quarter of 2025 (from the second quarter of 2025, as discussed above) and to extend the date at which the Group would otherwise breach its minimum cash covenant pursuant to the Convertible Senior Secured Notes Indenture to the second quarter of 2025 (from the first quarter of 2025, as discussed above).

Should the Group be unable to secure investments as discussed above, it could result in a reduction or delay of expenditure in specific areas from the fourth quarter of 2024, including investment in the advancement of certain proprietary technologies that are intended to be incorporated within the final certification aircraft, and could materially impact its certification timelines.

Over the course of the next twelve months, the Group intends to seek to complete its piloted flight test programme and to raise additional capital to fund its ongoing operations. However, there can be no assurance that the Group will successfully complete its piloted test programme or be able to raise additional funds on acceptable terms (or necessary timelines) to provide sufficient funds to meet the Group’s ongoing funding requirements. Regardless of the outcome of the ongoing potential investment discussions, the Group will subsequently need to raise further additional capital to fund its future operations and remain as a going concern.

As a result, the timely completion of financing is critical to the Group’s ability to continue as a going concern. The inability to obtain future funding could impact the Group’s financial condition and ability to pursue its business strategies, including being required to delay, reduce or eliminate some of its research and development programs, or being unable to continue operations or continue as a going concern. The dependency on raising additional capital indicates that a material uncertainty exists that may cast significant doubt (or raise substantial doubt as contemplated by PCAOB standards) on the Group’s ability to continue as a going concern and therefore the Group may be unable to realise the assets and discharge the liabilities in the normal course of business. The consolidated interim financial statements have been prepared assuming that the Group will continue as a going concern, which contemplates the continuity of operations, realisation of assets and the satisfaction of liabilities in the ordinary course of business and do not include any adjustments that would result if the Group were unable to continue as a going concern.

Vertical Aerospace Ltd.

Notes to the Unaudited Condensed Consolidated Interim Financial Information for the six months ended June 30, 2024 and June 30, 2023 (continued)

2Significant accounting policies (continued)

Application of new accounting standards

A number of amended standards became applicable for the current reporting period. The group did not have to change its accounting policies or make retrospective adjustments as a result of adopting these amended standards:

1.Classification of Liabilities as Current or Non-current and Non-current liabilities with covenants – Amendments to IAS 1

2.Lease liability in sale and leaseback – Amendments to IFRS 16

3.Supplier Finance Arrangements – Amendments to IAS 7 and IFRS 7

3Critical accounting judgments and key sources of estimation uncertainty

The preparation of the unaudited condensed consolidated interim financial information in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent liabilities at the date of the financial information and the reported amounts of expenses during the reporting period.

The Company’s most significant estimates and judgments involve the valuation of the share-based consideration, including the fair value of share options and market-based restricted share units, and the valuations of derivative liabilities including convertible loan notes.

These estimates are based on historical data and experience, as well as various other factors that management believes to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Such estimates often require the selection of appropriate valuation methodologies and models and may involve significant judgment in evaluating ranges of assumptions and financial inputs. Actual results may differ from those estimates under different assumptions, financial inputs, or circumstances.

In preparing these unaudited condensed consolidated interim financial statements, the significant judgments made by management in applying the Group’s accounting policies and the key sources of estimation were the same as those that applied to the consolidated financial statements as at and for the year ended December 31, 2023.

4Other operating income

The analysis of the Group’s other operating income for the period is as follows:

		6 months ended
	6 months ended	June 30,
	June 30,	2023
	2024	(as restated)
	£ 000	£ 000
Rolls-Royce settlement	27,910	—
Government grants	4,113	1,874
R&D tax relief	740	987
	32,763	2,861

Rolls-Royce settlement

Effective May 22, 2024, the Company entered into an agreement with Rolls-Royce to terminate the contract with Rolls-Royce to design an Electric Propulsion Unit (EPU). Pursuant to the agreement, the Company received a cash payment from Rolls-Royce for an amount equal to $34 million. In addition, the Company also received a non-cash transfer of 1.4 million of the Company’s own ordinary shares valued at $1 million recognised within a treasury shares reserve.

Vertical Aerospace Ltd.

Notes to the Unaudited Condensed Consolidated Interim Financial Information for the six months ended June 30, 2024 and June 30, 2023 (continued)

4Other operating income (continued)

Government grants

Government grants relate to amounts receivable from the Aerospace Technology Institute (ATI) relating to the research and development of eVTOL technologies. The grant is made to fund research and development expenditure and is recognized in other operating income in the period to which the expense relates.

R&D tax relief

The Company receives R&D tax relief relating to the UK R&D expenditure credit (RDEC), which is reported within Other operating income. The Company also receives UK small and medium-sized enterprise (SME) R&D tax relief, which is reported within Income tax credit.

5Expenses by nature

Included within administrative expenses, research and development expenses and related party administrative expenses are the following expenses.

	6 months ended	6 months ended
	June 30,	June 30,
	2024	2023
	£ 000	£ 000
Research and development staff costs (excluding share-based payment expenses)	12,680	11,882
Research and development consultancy	7,395	7,449
Research and development components, parts and tooling	11,876	8,169
Total Research and Development expenses	31,951	27,500
Administrative staff costs (excluding share-based payment expenses)	4,687	5,547
Share based payment expenses	4,785	7,056
Consultancy costs	1,173	1,340
Legal and financial advisory costs	1,771	1,125
IT hardware and Software costs	3,407	3,085
Related party administrative expenses	42	42
Insurance and premises expenses	1,296	1,913
Other administrative expenses	2,171	2,883
Depreciation expense	558	412
Amortisation expense	536	578
Depreciation on right of use property assets	326	327
Total administrative expenses	20,752	24,308
Total administrative and research and development expenses	52,703	51,808

Staff costs excluding share-based payment expenses relates primarily to salary and salary related expenses, including social security and pension contributions.

Vertical Aerospace Ltd.

Notes to the Unaudited Condensed Consolidated Interim Financial Information for the six months ended June 30, 2024 and June 30, 2023 (continued)

6Finance (costs)/income

	6 months ended	6 months ended
	June 30,	June 30,
	2024	2023
	£ 000	£ 000
In-kind interest on convertible loan notes	(8,483)	(7,964)
Foreign exchange loss	(2,461)	—
Interest expense on leases	(82)	(109)
Other	—	(67)
Total finance costs	(11,026)	(8,140)

Interest income on deposits	1,168	1,704
Foreign exchange gain	—	12,089
Fair value movements on convertible loan notes (note 13)	5,914	16,510
Fair value movements on warrant liabilities (note 11)	305	2,030
Other	10	—
Total finance income	7,397	32,333

Total net finance (costs)/income	(3,629)	24,193

7Loss per share

Basic earnings per share, in this case a loss per share, is calculated by dividing the loss for the period attributable to ordinary equity holders of the parent by the number of ordinary shares outstanding.

Because a net loss for all period presented has been reported, diluted loss per share is the same as basic loss per share. Therefore, all potentially dilutive common stock equivalents are antidilutive and have been excluded from the calculation of net loss per share.

The calculation of loss per share is based on the following data:

	6 months ended	6 months ended
	June 30,	June 30,
	2024	2023
	£ 000	£ 000
Net loss for the period	(17,121)	(11,770)
	£	£
Basic and diluted loss per share	(0.09)	(0.06)
	No. of shares	No. of shares
Weighted average issued shares	192,339,300	185,639,462

Vertical Aerospace Ltd.

Notes to the Unaudited Condensed Consolidated Interim Financial Information for the six months ended June 30, 2024 and June 30, 2023 (continued)

8Trade and other receivables

	June 30,	December 31,
	2024	2023
	£ 000	£ 000
R&D tax relief receivable	7,251	16,416
Government grants and VAT receivable	5,824	4,060
Prepayments	6,175	5,062
Other receivables	808	875
	20,058	26,413

Included within R&D tax relief receivable is £6,511 thousand for R&D tax relief claimed under the HMRC SME Scheme (December 31, 2023: £15,838 thousand) and £740 thousand claimed under the HMRC RDEC scheme (December 31, 2023: £578 thousand).

Expected credit losses were not significant in 2024 or 2023. The Group’s exposure to credit and market risks, including impairments and allowances for credit losses, relating to trade and other receivables is disclosed in note 15 Financial risk management and impairment of financial assets.

9Share capital and reserves

Allotted, called up and fully paid shares

	June 30,		December 31,
	2024		2023
	No.	£	No.	£
Ordinary of $0.0001 each	223,249,244	16,854	221,249,244	16,681
	223,249,244	16,854	221,249,244	16,681

Ordinary shares have full voting rights, full dividend rights. The Company is authorized to issue 500,000,000 ordinary shares. During the period 2,000,000 ordinary shares were issued as shown below:

	Shares Issued	Proceeds Received	Premium arising
	No.	£ 000	£ 000
SF Investment (March 13, 2024)	2,000,000	15,629	15,629

Effective May 22, 2024, the Company entered into an agreement with Rolls-Royce to terminate the contract with Rolls-Royce to design an Electric Propulsion Unit (EPU). The agreement provides for the transfer from Rolls-Royce to the Company of Vertical’s ordinary shares, which Rolls-Royce acquired from the Company in a private placement transaction in 2021. A treasury share reserve of £803 thousand reflecting 1,400,000 shares has been recognised as a result.

Nature and purpose of other reserves

	June 30,	December 31,
	2024	2023
	£ 000	£ 000
Share based payment reserve	26,292	21,140
Foreign currency translation reserve	2,646	1,484
Warrant reserve	13,475	9,292
Merger reserve	54,841	54,841
	97,254	86,757

Vertical Aerospace Ltd.

Notes to the Unaudited Condensed Consolidated Interim Financial Information for the six months ended June 30, 2024 and June 30, 2023 (continued)

9Share capital and reserves (continued)

The share-based payments reserve is used to recognize the grant date fair value of options issued to employees but not exercised. The translation reserve arises as a result of the retranslation of overseas subsidiaries and the Company’s USD denominated balances in consolidated financial statements. The warrant reserve is used to recognize the fair value of warrants issued in exchange for a fixed amount of cash or another financial asset for a fixed number of the Company’s ordinary shares (‘fixed-for-fixed condition’). In accordance with the SF Investment Agreement, 50 million warrants were issued on March 13, 2024 resulting in £3,907 thousand being recognised within the warrant reserve. The merger reserve is used to reflect any difference between the consideration and the book value of net assets acquired as part of a business combination.

10Trade and other payables

Amounts falling due within one year:

	June 30,	December 31,
	2024	2023
	£ 000	£ 000
Trade payables	4,605	3,726
Accrued expenses	10,480	12,146
Social security and other taxes	1,549	981
Outstanding defined contribution pension costs	285	15
	16,919	16,868

Amounts falling due after more than one year:

	June 30,	December 31,
	2024	2023
	£ 000	£ 000
Deferred fees and charges	3,955	3,922

The Group’s exposure to market and liquidity risks, including maturity analysis, related to trade and other payables is disclosed in note 15 Financial risk management and impairment of financial assets.

11Warrant Liability

The following warrants are in issue but not exercised:

	June 30,	December 31,
	2024	2023
	Number	Number
Public Warrants	15,264,935	15,264,935
Mudrick Warrants	4,000,000	4,000,000
Outstanding, end of period	19,264,935	19,264,935

Recorded as a liability, the following shows the change in fair value during the period ended June 30, 2024:

£ 000
December 31, 2023	907
Change in fair value	(305)
Exchange differences on translation	8
June 30, 2024	610

Vertical Aerospace Ltd.

Notes to the Unaudited Condensed Consolidated Interim Financial Information for the six months ended June 30, 2024 and June 30, 2023 (continued)

11Warrant Liability (continued)

Each public warrant entitles the registered holder to purchase one ordinary share at a price of $11.50 per share. The Company may redeem the public warrants at a price of $0.01 per public warrant if the closing price of the ordinary shares equals or exceeds $18.00 per share for any 20 trading days within a 30-trading day period. The public warrants expire on December 15, 2026 or earlier upon redemption or liquidation.

12Share-based payments

The Group has established two employee option plans. The EMI Scheme was closed to employees during 2021, and the 2021 Incentive Plan was implemented in 2022. For more information about the option plans, please refer to the Group’s annual financial statements for the year ended December 31, 2023. The total expense recognised by the company during the year in respect of these plans is shown below:

	June 30, 2024	June 30, 2023
	£’000	£’000
EMI Scheme	260	487
2021 Incentive plan	4,351	6,513
Non-Executive Director awards	174	56
Total Expense Recognised	4,785	7,056

The summary of options granted under the plans were as follows:

EMI Scheme

	June 30, 2024		December 31, 2023
		Average		Average
		exercise price		exercise price
	Number	(£)	Number	(£)
Outstanding, start of period	11,702,317	0.25	21,011,084	0.19
Granted during the period	—	—	—	—
Grant arising due to scheme modification	—	—	—	—
Exercised during the period	—	—	(7,686,919)	0.10
Forfeited during the period	(1,626,460)	0.12	(1,621,848)	0.24
Outstanding, end of period	10,075,857	0.27	11,702,317	0.25

The number of options which were exercisable at June 30, 2024 was 5,893,292 (December 31, 2023: 4,956,810) with exercise prices ranging from £0.03 to £1.14. The expected average remaining vesting period has been determined as 1.33 years (December 31, 2023: 1.78 years).

2021 Incentive Plan

	June 30, 2024		December 31, 2023
		Average		Average
		exercise price		exercise price
	Number	(£)	Number	(£)
Outstanding, start of period	9,985,971	0.12	4,355,669	1.44
Granted during the period	1,114,835	—	7,370,598	0.06
Exercised during the period	(217,121)	—	(1,024,523)	—
Forfeited during the period	(134,817)	0.36	(715,773)	0.77
Outstanding, end of period	10,748,868	0.11	9,985,971	0.12

Vertical Aerospace Ltd.

Notes to the Unaudited Condensed Consolidated Interim Financial Information for the six months ended June 30, 2024 and June 30, 2023 (continued)

12Share-based payments (continued)

The number of options which were exercisable at June 30, 2024 was 2,813,088 (December 31, 2023: 1,730,062) with exercise prices ranging from £nil to £6.40. Options exercised during the period related solely to nil-cost options. The number of options outstanding as at the end of the period consists of 9,633,610 nil cost options, 1,096,741 Company Share Option Plan (CSOP) options and 18,518 cost share options. The expected average remaining vesting period has been determined as 2.63 years (December 31, 2023: 3.30 years).

The fair value of all options granted during the period has been determined with reference to the share price at grant date.

13Derivative financial liabilities

Convertible Senior Secured Notes consists of the following:

Mudrick
£ 000
As at December 31, 2023	109,291
Fair value movements	(5,914)
In-kind interest paid	8,483
Exchange differences on translation	910
As at June 30, 2024	112,770

On December 16, 2021 Mudrick Capital Management purchased Convertible Senior Secured Notes of an aggregate principal amount of £151,000 thousand ($200,000 thousand) for an aggregate purchase price of £145,000 thousand ($192,000 thousand). The Convertible Senior Secured Notes are initially convertible into up to 18,181,820 ordinary shares at an initial conversion rate of 90.9091 ordinary shares per £824 ($1,000).

In accordance with IFRS 9, this is treated as a hybrid instrument and is designated in its entirety as fair value through profit or loss. The valuation methods and assumptions are shown in note 14.

The Company has elected to pay interest in-kind at 9% per annum. Interest is paid semi-annually in arrears and on June 15, 2024 the Company authorised the payment of interest by increasing the nominal amount of the outstanding Convertible Senior Secured Notes by £8,483 thousand ($10,730 thousand).

Several covenants exist including the retention of $10 million cash. Accordingly, cash at bank includes £7,910 thousand retained for this purpose as at June 30, 2024.

14Financial instruments

To provide an indication about the reliability of the inputs used in determining fair value, the Company classifies its financial instruments into the three levels prescribed under the accounting standards.

Financial liabilities at fair value through profit and loss:

	June 30, 2024			December 31, 2023
	£ 000			£ 000
	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3
Convertible Senior Secured Notes	—	—	112,770	—	—	109,291
Warrant liabilities	610	—	—	907	—	—
	610	—	112,770	907	—	109,291

Vertical Aerospace Ltd.

Notes to the Unaudited Condensed Consolidated Interim Financial Information for the six months ended June 30, 2024 and June 30, 2023 (continued)

14Financial instruments (continued)

The fair value of financial instruments is deemed to be equivalent to the carrying value.

Level 1: The fair value of financial instruments traded in active markets is based on quoted market prices at the end of the reporting period. As such, warrants issued but not exercised are valued with reference to the observable market price as at the period end date ($0.04 per warrant).

Level 3: If one or more of the significant inputs is not based on observable market data, the instrument is included in level 3. This is the case for the issued Convertible Senior Secured Notes.

The fair value of the Convertible Senior Secured Notes has been estimated using an option pricing model, in accordance with the International Valuation Standards definition of “market value”. The following inputs have been used:

	June 30, 2024	December 31, 2023
Interest rate (%)	9.0	9.0
Risk-free rate (%)	4.6	4.0
Expected life (years)	2.5	3.0
Dividend yield (%)	—	—
Volatility (%)	90.0	90.0
Credit spread (%)	32.5	27.5

No changes were made during the period ended June 30, 2024 to the valuation techniques applied as at December 31, 2023. For more information about the Convertible Senior Secured Notes, please refer to the Group’s annual financial statements for the year ended December 31, 2023.

15Financial risk management and impairment of financial assets

The Group’s activities expose it to a variety of financial risks including market risk, credit risk, foreign exchange risk and liquidity risk.

Credit risk

Credit risk is the risk of financial loss to the Group if a counterparty to a financial instrument fails to meet its contractual obligations, arising principally from prepayments to suppliers and deposits with the Group’s bank.

Also included in Cash at bank is £1,700 thousand deemed to be restricted as at June 30, 2024.

The carrying amount of financial assets represents the maximum credit exposure. Therefore, the maximum exposure to credit risk at the balance sheet date was £808 thousand (December 31, 2023: £872 thousand) being the total of the carrying amount of financial assets, including contractual receivables but excluding R&D tax credits receivables and cash.

The allowance account of trade receivables is used to record impairment losses unless the Group is satisfied that no recovery of the amount owing is possible; at that point the amounts considered irrecoverable are written off against the trade receivables directly. The Group provides for impairment losses based on estimated irrecoverable amounts determined by reference to specific circumstances and the experience of management of debtor default in the industry.

On that basis, the loss allowance as at June 30, 2024 and December 31, 2023 was determined as £nil for trade receivables.

Vertical Aerospace Ltd.

Notes to the Unaudited Condensed Consolidated Interim Financial Information for the six months ended June 30, 2024 and June 30, 2023 (continued)

15Financial risk management and impairment of financial assets (continued)

Market risk

Market risk is the risk that changes in market prices, such as foreign exchange rates, interest rates and equity prices will affect the Group’s financial position. The Group’s principal exposure to market risk is exposure to foreign exchange rate fluctuations. There are currently no currency forwards, options, or swaps to hedge this exposure.

Foreign exchange risk

The Group is exposed to foreign exchange risk arising from exposure to various currencies in the ordinary course of business. The Group holds cash in USD, EUR and GBP. The majority of the Group’s trading costs are in GBP; however, the Group also has supply contracts denominated in USD and EUR. The Group holds sufficient cash in USD, EUR and GBP to satisfy its trading costs in each of these currencies. In the first six months of 2024 and in the 2023 financial year, the Group did not consider foreign exchange rate risk to have a material impact on the financial statements and therefore no sensitivity analysis is presented. The Company may be exposed to material foreign exchange risk in subsequent periods or years because of the significance of the USD denominated Convertible Senior Secured Notes ($143,829 thousand at June 30, 2024) relative to USD deposits and cash held ($23,907 thousand at June 30, 2024 ), which are expected to decline as expenses are incurred until future funding is secured. A 5 percent weakening of GBP against USD would give rise to an increase in USD held net liabilities of £5 million.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Group’s management uses short and long-term cash flow forecasts to manage liquidity risk. Forecasts are supplemented by sensitivity analysis which is used to assess funding adequacy for at least a 12-month period. The Company manages its cash resources to ensure it has sufficient funds to meet all expected demands as they fall due.

Maturity analysis

		Between 2 and 5	After more than
	Within 1 year	years	5 years	Total
30 June 2024	£ 000	£ 000	£ 000	£ 000
Trade and other payables	16,919	3,955	—	20,874
Lease liabilities	558	1,225	523	2,306
Convertible senior secured notes	—	197,101	—	197,101
	17,477	202,281	523	220,281

31 December 2023
Trade and other payables	16,868	3,922	—	20,790
Lease liabilities	643	1,387	590	2,620
Convertible senior secured notes	—	187,061	—	187,061
	17,511	192,370	590	210,470

Capital management

The Group’s objective when managing capital is to ensure the Group continues as a going concern; and grows in a sustainable manner. Given the ongoing development of eVTOL aircraft with minimal revenues, the Group relies on funding raised from the Business Combination transaction and other equity investors. Cash flow forecasting is performed on a regular basis which includes rolling forecasts of the Group’s liquidity requirements to ensure that the Group has sufficient cash to meet operational needs.

Vertical Aerospace Ltd.

Notes to the Unaudited Condensed Consolidated Interim Financial Information for the six months ended June 30, 2024 and June 30, 2023 (continued)

16Related party transactions

Key management personnel compensation

Key management personnel are the members of the Board and executive officers.

	June 30,	June 30,
	2024	2023
	£ 000	£ 000
Salaries and other short term employee benefits	625	460
Payments to defined contribution pension schemes	7	7
Share-based payments	1,325	56
	1,957	523

Aggregate gains made on the exercise of share options for the Directors during the period totalled £nil thousand (June 30, 2023: £8,156 thousand).

Summary of transactions with other related parties

On September 11, 2023 the Company appointed Stuart Simpson as Chief Financial Officer and on May 1, 2024 the Company appointed Stuart Simpson as Chief Executive Officer, replacing Stephen Fitzpatrick who remains a member of the Board of Directors. Subsequent to the period end, on July 1, 2024, Stuart Simpson was awarded 2 million share options, vesting on a quarterly basis until March 31, 2028.

Also on May 1, 2024 the Company appointed Ben Story as a member of the Board of Directors. During the period a total of 322,469 share options and restricted stock units were awarded to independent members of the Board of Directors.

On February 22, 2024 the Company entered into the SF Investment Agreement with Imagination Aero Ltd., a company wholly owned by Stephen Fitzpatrick, pursuant to which Imagination Aero agreed to purchase, and the Company agreed to issue and sell to Imagination Aero, up to $50 million of (i) newly issued ordinary shares and (ii) 50,000,000 SF Warrants. In accordance with the SF Investment Agreement, on March 13, 2024, $25 million in gross proceeds were received and, in the third quarter of 2024, subject to the terms of the SF Investment Agreement, the Company expects to receive up to an additional $25 million in consideration for additional newly issued ordinary shares.

On August 14, 2024, the Company and Imagination Aero mutually agreed an amendment to the SF Investment Agreement, whereby the remainder of Imagination Aero’s purchase commitment, comprising up to $25 million of newly issued ordinary shares of the Company, falls due no later than 10 business days of December 31, 2024.

In the first six months of 2024, Imagination Industries Ltd, a company controlled by Stephen Fitzpatrick provided and charged the Group with services totalling £42 thousand (2023: £42 thousand), of which £21 thousand was outstanding as at June 30, 2024 (June 30, 2023: £nil).

17Correction of error

In March 2024, the Group identified an error related to the classification of the SME tax relief that it generates from HMRC in its statements of income and comprehensive income for the six-month period ended June 30, 2023 and for the three- and nine-month periods ended September 30, 2023. During the periods noted, the tax credit was erroneously classified within other operating income.

Whilst the Group experiences recurring unrelieved trading losses, it elects to surrender such losses and, instead, claim a payable tax credit. Accordingly, the SME tax credit should have been classified as an income tax credit rather than as other operating income within the statements of income and comprehensive income.

Vertical Aerospace Ltd.

Notes to the Unaudited Condensed Consolidated Interim Financial Information for the six months ended June 30, 2024 and June 30, 2023 (continued)

17Correction of error (continued)

The impact of the restatement on the statement of income and comprehensive income and statement of cash flows is presented in the following tables.

There is no impact on the Unaudited Condensed Consolidated Interim Statements of Financial Position as at June 30, 2023 or September 30, 2023.

The following table presents the effects of the changes in presentation of these amounts, compared to the previously reported Unaudited Condensed Consolidated Interim Statements of Income and Comprehensive Income (in thousands):

	Six Months Ended
	June 30, 2023
	As Reported	Adjustment	As Corrected
Research and development expenses	(27,500)	—	(27,500)
Administrative expenses	(24,266)	—	(24,266)
Related party administrative expenses	(42)	—	(42)
Other operating income	15,845	(12,984)	2,861
Operating loss	(35,963)	(12,984)	(48,947)
Finance income	32,333	—	32,333
Finance costs	(8,140)	—	(8,140)
Net finance income/(costs)	24,193	—	24,193
Loss before tax	(11,770)	(12,984)	(24,754)
Income tax credit	—	12,984	12,984
Net loss for the period	(11,770)	—	(11,770)

The following table presents the effects of the changes in presentation of these cash flows, compared to the previously reported Unaudited Condensed Consolidated Interim Statements of Cash Flows (in thousands):

	Six Months Ended
	June 30, 2023
	As Reported	Adjustment	As Corrected
Cash flows from operating activities
Net loss for the period	(11,770)	—	(11,770)
Adjustments to cash flows from non-cash items
Depreciation and amortization	990	—	990
Depreciation on right of use assets	327	—	327
Finance (income)/costs	(24,193)	—	(24,193)
Share based payment transactions	7,056	—	7,056
Income tax credit	—	(12,984)	(12,984)
	(27,590)	(12,984)	(40,574)
Working capital adjustments
Decrease/(increase) in trade and other receivables	(863)	1,665	802
Increase/(decrease) in trade and other payables	(4,603)	—	(4,603)
Income taxes received	—	11,319	11,319
Net cash flows used in operating activities	(33,056)	—	(33,056)

Vertical Aerospace Ltd.

Notes to the Unaudited Condensed Consolidated Interim Financial Information for the six months ended June 30, 2024 and June 30, 2023 (continued)

18.Events after the reporting period

On September 16, 2024, the Company held its annual general meeting of shareholders (“AGM”) approving a proposal to increase the authorized share capital and number of authorized shares of the Company from (a) $60,000, divided into 500,000,000 ordinary shares of a par value of $0.0001 each and 100,000,000 preferred shares of a par value of $0.0001 each, to (b) $110,000 divided into 1,000,000,000 ordinary shares of par value of $0.0001 each and 100,000,000 preferred shares of a par value of $0.0001 each.

The shareholders also approved a proposal for a reverse share split and consolidation of the Company’s ordinary shares and on September 16, 2024 the Company authorized the implementation of the reverse share split effective at a ratio of 1-for-10 with an effective date of September 20, 2024.

Also on September 16, 2024, the Company appointed Vincent Casey as a member of the Board of Directors.